Exhibit 99.1

NASDAQ ©

THE NASDAQ STOCK MARKET
9800 BLACKWELL ROAD
ROCKVILLE, MD  20850

By Electronic Delivery to: nomaan55@hotmail.com

July 16, 2008

Mr. Nomaan Yousef
Chief Financial Officer, Treasurer and Secretary
Cygne Designs, Inc.
11 West 42nd Street
New York, NY 10036

Re:	Cygne Designs, Inc. (the "Company") Nasdaq Symbol: CYDS

Dear Mr. Yousef:

On January 14, 2008, Staff notified the Company that the bid price of its common stock had closed at less than $1.00 per share over the previous 30 consecutive business days, and, as a result, did not comply with Marketplace Rule 4310(c)(4) (the "Rule"). Therefore, in accordance with Marketplace Rule 4310(c)(8)(D), the Company was provided 180 calendar days, or until July 14, 2008, to regain compliance with the Rule.

The Company has not regained compliance with the Rule and is not eligible for an additional 180 calendar day compliance period given that it does not meet The Nasdaq Capital Market initial inclusion criteria set forth in Marketplace Rule 4310(c) (see attached chart). Accordingly, unless the Company requests an appeal of this determination as described below, trading of the Company's common stock will be suspended at the opening of business on July 25, 2008, and a Form 25-NSE will be filed with the Securities and Exchange Commission (the "SEC"), which will remove the Company's securities from listing and registration on The Nasdaq Stock Market.

Marketplace Rule 4804(b) requires that the Company, as promptly as possible but no later than four business days from the receipt of this letter, make a public announcement through the news media which discloses receipt of this letter and the Nasdaq rules upon which it is based.1 The Company must provide a copy of this announcement to Nasdaq's MarketWatch Department, the Listing Qualifications Department, and the Listing Qualifications Hearings Department (the "Hearings Department") at least 10 minutes prior to its public dissemination.2 For your convenience, we have enclosed a list of news services.3

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1 We also note that Item 3.01 of Form 8-K requires disclosure of the receipt of this notification within four business days. See, SEC Release No. 34-49424.
2 The notice should be submitted to Nasdaq's MarketWatch Department through the Electronic Disclosure service available at www.NASDAQ.net. The facsimile numbers for Nasdaq's Listing Qualifications and Hearings Departments are +1 301 978 4028 and +1 301 978 8080, respectively.
3 The Company must ensure that the full text of the required announcement is disseminated publicly. The Company has not satisfied this requirement if the announcement is published as a headline only or if the news service determines not to publish

Mr. Nomaan Yousef
July 16, 2008

In the event the Company does not make the required public announcement, trading in your securities will be halted, even if the Company appeals Staff's determination to a Nasdaq Listing Qualifications Panel (the "Panel") as described below.

The Company may appeal Staff's determination to the Panel, pursuant to the procedures set forth in the Nasdaq Marketplace Rule 4800 Series. Please note that the Company will be asked to provide a plan to regain compliance to the Panel. Historically, Panels have generally viewed a reverse stock split in 30 - 60 days as the only definitive plan acceptable to resolve a bid price deficiency.4 Recently, however, the authority of the Panel to grant additional time to companies was modified so that a Panel could allow up to 180 calendar days from the date of this letter, if the Panel deems it appropriate. Accordingly, the Company may wish to consider presenting a plan that includes a discussion of the events that it believes will enable it to regain compliance in this time frame and a commitment to effect a reverse stock split, if necessary.

A hearing request will stay the suspension of the Company's securities and the filing of the Form 25-NSE pending the Panel's decision. Hearing requests should not contain arguments in support of the Company's position. The Company may request either an oral hearing or a hearing based solely on written submissions. The fee for an oral hearing is $5,000; the fee for a hearing based on written submissions is $4,000. Please send your non-refundable hearing fee by wire transfer to "The NASDAQ Stock Market LLC" in accordance with the instructions on the attached Hearing Fee Payment Form.5 The request for a hearing must be received by the Hearings Department no later than 4:00 p.m. Eastern Time on July 23, 2008. The request and confirmation of the wire transfer6 should be sent to the attention of Lanae Holbrook, Chief Counsel, Nasdaq Office of General Counsel, via email at: hearings@nasdaqomx.com.

Please note that the suspension and delisting will be stayed only if the Hearings Department (the Rockville, MD location) receives the Company's hearing request on or before 4:00 p.m. Eastern Time on July 23, 2008.

the full text of the story. Nasdaq cannot render advice to the Company with respect to the format or content of the public announcement. The following is provided only as a guide that should be modified following consultation with securities counsel: the Company received a Nasdaq Staff Determination on (DATE OF RECEIPT OF STAFF DETERMINATION) indicating that the Company fails to comply with the (STOCKHOLDERS' EQUITY, MINIMUM BID PRICE, MARKET VALUE OF PUBLICLY HELD SHARES, FILING, etc.) requirement(s) for continued listing set forth in Marketplace Rule(s) _________, and that its securities are, therefore, subject to delisting from (The Nasdaq Global Select/Global/Capital Market). The Company has requested a hearing before a Nasdaq Listing Qualifications Panel to review the Staff Determination. There can be no assurance the Panel will grant the Company's request for continued listing.

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4 Panels do not typically consider a plan that relies on the market reaction to news as a definitive plan.
5 The Form also includes instructions for payment by check.
6 The confirmation of the wire transfer should be provided in an electronic file such as a PDF document attached to the email request.

Mr. Nomaan Yousef
July 16, 2008

Please refer to our website for information regarding the hearing process: http://www.nasdaq.com/about/LegalComplianceFAQs.stm#hearings. If you would like additional information regarding the hearing process, please call the Hearings Department at +1 301 978 8203. Marketplace Rule 4815 prohibits communications relevant to the merits of a proceeding under the Marketplace Rule 4800 Series between the Company and the Hearings Department unless Staff is provided notice and an opportunity to participate. In that regard, Staff waived its right to participate in any oral communications between the Company and the Hearings Department. Should Staff determine to revoke such waiver, the Company will be immediately notified, and the requirements of Marketplace Rule 4815 will be strictly enforced.

If the Company does not appeal Staff s determination to the Panel, the Company's securities will not be immediately eligible to trade on the OTC Bulletin Board or in the "Pink Sheets." The securities may become eligible if a market maker makes application to register in and quote the security in accordance with SEC Rule 15c2-11, and such application (a "Form 211") is cleared.7 Only a market maker, not the Company, may file a Form 211.

While the suspension announcement will be included on the "Daily List," which is posted and available to subscribers of www.Nasdagtrader.com at approximately 2:00 p.m. on July 24, 2008, news of the suspension may not be deemed publicly disseminated until the Company makes an announcement through a Regulation FD compliant means of communication.

If you have any questions, please contact Jeff Preusse, Associate Director, at +1 301 978 8085.

Sincerely,

 /s/ Randy Genau

Randy Genau Director
Nasdaq Listing Qualifications

Enclosures

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7 Pursuant to NASD Marketplace Rules 6530 and 6540, a Form 211 cannot be cleared if the issuer is not current in its filing obligations.